SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                           MERIDIAN DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   589602 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

 CUSIP NO. 589602 10 1                 13G                   Page 2 of 4 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILLIAM J. MOTTO
           ###-##-####
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
           See Item 4                                                    (b) [X]

--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

       NUMBER OF                 3,857,624
        SHARES          --------------------------------------------------------
     BENEFICIALLY       6      SHARED VOTING POWER
       OWNED BY
         EACH                    809,539
       REPORTING        --------------------------------------------------------
      PERSON WITH       7      SOLE DISPOSITIVE POWER

                                 3,857,624
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                 809,539
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,667,163
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             32.3%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

ITEM 1(a)      Name of Issuer:  Meridian Diagnostics, Inc.

        1(b)   Address of Issuer's Principal Executive Office:

               3471 River Hills Drive
               Cincinnati, Ohio  45244

        2(a)   Name of Persons Filing:  William J. Motto

        2(b)   Address of Principal Business Office:

               3471 River Hills Drive
               Cincinnati, Ohio  45244

        2(c)   Citizenship:  U.S.A.

        2(d)   Title of Class of Securities:   Common Stock, No Par Value

        2(e)   CUSIP No.:    589602 10 1

        3.     If this Statement is Filed Pursuant to Rules 13d-1(b) or
               13d-2(b), check whether the Person Filing is a:   N/A

        4.     Ownership:

               (a)    See Item 9 of cover page.
               (b)    See Item 11 of cover page.
               (c)    See Items 5-8 of cover page.

               This  Amendment No. 12 to Schedule 13G is filed solely by William
          J. Motto. The original Schedule 13G and all amendments prior to Amendment No. 6 to Schedule 13G were filed by William J. Motto and Jerry L. Ruyan on the same Schedule 13G. The shares in Items 5, 7 and 9 include options that are exercisable within 60 days into 75,452 shares and 51,646 shares held by Mr. Motto as trustee of the William
          J. Motto Family Charitable Remainder Unitrust. The number of shares shown in Items 6, 8, and 9 for Mr. Motto includes 809,539 shares held by his children as trustees of certain irrevocable trusts.

               William J. Motto and Jerry L. Ruyan are parties to an agreement ("Agreement") with the Company pursuant to which they must offer their shares for sale to the Company, and if it declines to purchase, to the other at a price based on current market prices, if either of them desires to sell shares in excess of 1% of the Company's outstanding Common Stock in any three-month period. Mr. Motto does not affirm that the Agreement operates to make Messrs. Motto and Ruyan a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The Agreement previously was filed as an Exhibit to Registration Statement No. 33-6052. The First Amendment to the Agreement, which removed Richard H. Walter as a party to the Agreement, previously was filed as an Exhibit to the Form 10-K of Meridian Diagnostics, Inc. for the fiscal year ended September 30, 1992.

        5.     Ownership of 5% or less of class:  N/A

        6.     Ownership of more than 5% on behalf of another person:  N/A

        7.     Identification   and   classification  of  the  subsidiary  which
               acquired the security being reported by the parent holding company: N/A

        8.     Identification and classification of members of the group:  N/A

        9.     Notice of dissolution of group:  N/A


        10.    Certification:       N/A

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        January 31, 1999
                                                   ---------------------------
                                                               Date

                                                      /s/William J. Motto
                                                   ---------------------------
                                                            Signature


                                                          William J. Motto
                                                   ---------------------------
                                                             Name/Title